Exhibit 99.1
News Release
                       TSX:RMX | NYSE.MKT:RBY
May 20, 2015

Shareholders Invited to Attend Rubicon’s Annual General and Special Meeting of
Shareholders on Wednesday, June 24, 2015 in Toronto, Ontario

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | NYSE.MKT: RBY) (“Rubicon” or the “Company”) invites shareholders to attend its upcoming Annual General and Special Meeting of Shareholders (“AGSM”) on Wednesday, June 24, 2015 at 2:00 PM (Toronto Time) at the TMX Broadcast Centre Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario.

The Company will once again be taking advantage of the Notice-and-Access model provided for under National Instrument 54-101 for the delivery of its proxy materials, which is an environmentally friendly alternative that will reduce paper, printing and mailing costs. Under the Notice-and-Access model, instead of receiving printed copies of the Company’s Information Circular, Audited Consolidated Financial Statements for the year ended December 31, 2014 and Management’s Discussion and Analysis for the year ended December 31, 2014 (collectively, the “Meeting Materials”), shareholders will receive a notice with information on how they may access the Meeting Materials electronically (the “Notice”). Together with the Notice, shareholders will receive a form of proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), enabling them to vote at the AGSM.

The Meeting Materials are available on Rubicon’s website and will remain on the website for one full year thereafter. Meeting Materials will also be available upon request, without charge, by e-mail to legal@rubiconminerals.com or by calling toll-free at 1-866-365-4706 (in North America) or at +1-416-238-7939 (outside North America), or can be found online at www.sedar.com and at www.sec.gov.

Interested parties that are unable to attend the AGSM can watch the Company’s AGSM presentation live via webcast at: http://services.choruscall.ca/links/rm150624.html (the website link will be made available on the day of the AGSM)

Participants may also listen to the presentation live by calling 416-915-3239 (in Toronto), 604-638-5340 (in Vancouver), or toll-free 1-800-319-4610 in Canada and the US or +1-604-638-5340 outside of Canada and the US. Callers should dial-in 5 to 10 minutes prior to the scheduled start time and simply ask to join the call. A replay of the webcast presentation will be available on the Company’s website at www.rubiconminerals.com.

The Board of Directors would like to thank the shareholders for their continued support.

RUBICON MINERALS CORPORATION

“Mike Lalonde”

Michael A. Lalonde
President and Chief Executive Officer

PR15-9 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release